Mail Stop 4561

December 19, 2006

By U.S. Mail and facsimile to: (202) 966 - 9409

Mr. James J. Stebor
President and Chief Executive Officer
First Federal Bancshares, Inc.
109 East Depot Street
Colchester, IL 62326

> **Re:** **First Federal Bancshares, Inc.**
> **Preliminary Schedule 14A**
> **Filed December 8, 2006.**
> **File No. 000-30753**

Dear Mr. Stebor:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1.   We note that First Federal provided financial projections to Heartland during the period of due diligence. Please include all material non-public projections provided by either side to the other side or the other side's financial advisor in your disclosure.

2.   Based upon the disclosure on page 32, it appears that you intend to vote the
        proxies for any adjournment to solicit additional proxies; that power must be
        specifically granted by the shareholder in a separate proxy item. Please make
        conforming changes to the Schedule 14A and the proxy cards.

Dear Shareholder Letter

3.   Revise this section to place the merger consideration in context by disclosing the
        trading price of First Federal's shares prior to the announcement.

Notice of Special Meeting of Stockholders,

4.   Please include the appropriate language regarding revocation of proxies.

Summary

The Merger, FFBI Stock Price, page 2

5.   We note that you include the stock price for November 3, 2006; however, a few
        weeks before this date, your stock was trading at $24.00 per share. Please include
        a more accurate description of your stock price, which includes the higher range.

Interests of FFBI's Directors and Officers in the Merger …, page 3

6.   Although this is the summary, please provide greater detail in your descriptions of
        conflicts. For example, rather than saying "a payment to James J. Stebor…in
        connection with the termination…of his employment agreements;" please say: "a
        payment of $_____ to James Stebor…in connection with the termination."
        Similarly, disclose whether Mr. Stebor's new agreement calls for any increase
        over his current agreement with First Federal and the aggregate amount of stock
        that will vest upon the completion of the merger.

You have Dissenters' Appraisal Rights in the Merger, page 4

7.   Please disclose the most significant procedures for perfecting dissenters' rights
        such as voting against the merger and delivering a written demand for appraisal
        rights before the stockholder vote on the merger is taken.

Background of the Merger, page 14

8.   Please elaborate on why the Board decided to sell the bank at all when they were not able to obtain much of a premium for shareholders. Please discuss this in light of your historical stock price, which was trading for a dollar more than the price offered by Heartland before the merger was announced. In addition, the analysis conducted by KBW suggests that the First Federal transaction is valued below the median compared to its peer group (see page 18); please discuss how the Board overcame these concerning figures.

9.   Please elaborate on how the Board determined the offer from Bank A, which included stock and cash was inferior to the cash-out offer of Heartland. Specifically, on page 15, the Board recognizes the good value and potential for appreciation in Bank A's stock and yet the Board determined this did not outweigh the price differential between Bank A's offer and Heartland's. Please address how the Board determined that cashing shareholders out of the company for such a low premium was preferable to allowing shareholders to maintain a stake in the new company. In addition, please discuss whether the Board considered the tax consequences involved to shareholders in an all cash offer.

10.   Similarly, you disclose that the material terms of Bank A's transaction were much less specific than Heartland's as a negative factor in determining the attractiveness of Bank A's offer. Please disclose what steps, if any, the Board took to obtain more specific terms from Bank A to ensure they were obtaining the best offer for shareholders.

11.   Please disclose the steps the Board took to negotiate the material terms of the offer, including the price, offered by Heartland.

12.   In the last paragraph of this section on page 15, please disclose, of the seven directors who voted in favor of the merger, how many were non-interested in the transaction. We note that several directors' could have interests in the transactions that are different that the interests of First Federal's shareholders; please disclose what measures the Board took to ensure the Board was acting in the interests of the shareholders.

Interests of Directors and Officers in the Merger that are Different…, page 20

13.   Please change the first sentence of this section to clarify that some members of the board and officers of the company have interests in the transaction that differ from the shareholders.

Termination of Employment Agreements, Change in Control Agreements…, page 20

14.   In the last paragraph of this section, please disclose the two additional executive officers who have similar employment agreements and provide the details of these agreements.

FFBI Stock Options

15.   We note that you have lumped 3 executive officers into one category at the bottom of this table; however, collectively, they seem to own a significant portion of options. Please list these executive officers individually and disclose their individual ownership.

Submission of business Proposals and Stockholder Nominations, page 34

16.   Please update this section to allow for an adequate time for stockholders to submit proposals.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

·   the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Sean P. Kehoe
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016